
Petrol Oil & Gas, Inc.



Petrol Oil and Gas, Inc.

A Production Company Poised for Growth

2007





Petrol Oil & Gas, Inc.

 Information in this presentation is provided without warranty of any kind, either express or implied, including but not limited to the implied warranties of merchantability, fitness for a particular purpose and the timeliness of the information. You assume all risk in using the information. In no event will PETROL or its representatives be liable for any direct, special, indirect or consequential damages resulting from the use of the information. This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements may include the words “may,” “could,” “estimate,” “intend,” “continue,” “believe,” “expect” or “anticipate” or other similar words. Forward-looking statements are not guarantees of performance. Although PETROL believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these `expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of natural gas demand or prices for oil and gas; the extent and effect of any hedging activities engaged in by PETROL; the extent of PETROL’s success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced drilling crews and other equipment; the availability of pipeline transportation capacity; the extent to which PETROL can develop additional producing wells; the results of wells yet to be drilled that are necessary to test whether substantial acreage positions contain suitable drilling prospects; whether PETROL is successful in its efforts to more intensely develop its acreage and other production areas; political developments around the world; acts of war and terrorism and responses to these acts; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by PETROL’s forward-looking statements might not occur. PETROL undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this presentation that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC’s guidelines strictly prohibit PETROL from including in filings with the SEC. Investors are urged to consider closely the disclosure in PETROL’s Annual Report on Form IO-KSB and Quarterly Reports on Form 10-QSB, available from PETROL at 3161 E. Warm Springs Road, Suite 300, Las Vegas, NV 89120 (Attn: Investor Relations). You can also obtain these forms from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov. In addition, reconciliation and calculation schedules for Non-GAAP Financial Measures referred to in this presentation can be found on the Petrol Oil and Gas website at www.petroloilandgas.com.

 

Petrol Oil & Gas, Inc.

Company Overview

- **Established A Significant Acreage Position in the CBM Rich Cherokee Basin Area**
  - **Approximately 165,000 gross acres**
  - **Acreage Divided into 5 Manageable Projects** .

- **Production primarily from Cherokee Basin CBM in SE Kansas**
  - **3.2 MMcfde**

- **Resource Base**
  - **~272 Bcf (3P) Net Reserves**
  - **~15 Bcf Net Proved**

- **Develop and Operate All Projects**
  - **100% Working Interest in >99% of Projects**
  - **Average 83% Net Revenue Interest**
  - **Own/Operate 100% of Gas Gathering Pipelines and Processing Systems**

 

Petrol Oil & Gas, Inc.

Current Projects

- **Petrol-Neodesha -- Wilson, Neosho Co. KS**
  - 10,000 Gross acres
- **Coal Creek Project - Hatch Field, Coffey Co. KS**
  - 92,000 Gross acres
- **Pomona Gas Project – Pomona Field, Franklin Co. KS**
  - 36,000 Gross acres
- **Missouri Gas Project – Belton Field, Cass Co. MO**
  - 15,000 Gross acres
- **Oil Field Projects -- South Eastern KS**
  - 12,000 Gross acres
- **Gas Pipeline/Compression and Processing Systems**
  - >100 miles of pipelines

 

Petrol Oil & Gas, Inc.

Mix of Proved to Possible Reserves Designed to Promote Sustained Growth

NEAR Term Growth
Proved Dev. and Proved UnDev. (Bcf)*



7.5

7.6

- ■ PD's
- ■ PUD

* McCune Engineering Reserve Report
  Dec 31, 2005

LONG Term Growth
Overall Net Reserves*

15.1 Bcfe Proven

4.4 Bcfe Probable

253.0 Bcfe Possible

272.5 Bcfe of Net Reserves

Petrol Assets Position:

100% WI   Ave 82% NRI

Sources of Annual U.S. Gas Supply and GROWING LONG TERM Demand



30,000
25,000
20,000
15,000
10,000
5,000
0
Annual Natural Gas Production (Bcf)
Demand
Coalbed Methane,
Tight Gas and Shale Gas
1950
1960
1970
1980
1990
2000
2010
Year
Deepwater and Sub Sea Offshore
Coalbed Methane, etc.
Shallow Offshore
Conventional Onshore

EIA (1949-1990) and NPC (1991-2015)

Major U.S. Coal-Bed Methane Gas Basins

- **700 Tcf CBM Reserves**
- **7% of Total US Gas Production, 2000**



Northern Rocky Mountains and Great plains

Illinois Basin

Appalachian Basin

Colorado Plateau

Black Warrior

Western Interior

Gulf Coast

United States Geologic Society (USGS)

 Petrol Oil & Gas, Inc.



Petrol's Projects are located in the Cherokee Basin and Bourbon Arch along the Kansas and Missouri border.

- *Relatively New CBM Basin* – Production of Cherokee Group Coals became active in the early '90s.

- *4 major transmission pipelines serve this basin*

 -Current Counties with Petrol leases (16 counties)

 -Current production







Petrol Oil & Gas, Inc.

Typical Gas Bearing Coal Beds in Cherokee Rock Groups

- Multiple gaseous Coal bed Production Targets
- Thickness in the 12-15 coals in the Cherokee Rock Group ranges from 8 to 26 feet.
- Using an average Total Net thickness of 10 feet and a gas content of 150 scf/ton, the in-place gas reserve potential is 1.73 Bcf per section (0.22 Bcf /80 Acre Well).
- Gas bearing shale and conventional sands are also available throughout the area.



Dawson Coal Bed
Mulbery Coal Bed
Lexington Coal Bed
Summit Coal Bed
Mulky Coal Bed
Bevier Coal Bed
Crowberg Coal Bed
Mineral Coal Bed
Tebor Coal Bed
Weir-Pittsburg Coal Bed
Bluejacket Coal Bed
AW Coal Bed
BW Coal Bed
Riverton Coal Beds
Pleasanton Group
Marmaton Group
Cherokee Group
Mississippi Limes
Desmoinesian Stage
Middle Pennsylvanian Series
Pennsylvanian System

 

Petrol Oil & Gas, Inc.

Typical Well Operations

– **TD 1,200-1,700 ft**

– **300-500 ft Thick Cherokee Group**

– **Onsite Geologist**

– **Drilling Time ~ 1-1.5 days**

– **Fully Complete/On-line 7-10 days**

– **100% Success in > 99% wells**





Petrol Oil & Gas, Inc.



Typical Well Operational Costs

– **Well/Completion Costs ~$100,000**

– **Gas Gathering Pipeline ~ $45,000**

– **ALL IN COSTS ~ $145,000**



– **Operating Expenses ~ $1.02/Mcfe**

– **Gas Processing/Pipeline ~ $0.72/Mcfe**



Petrol Oil & Gas, Inc.



Petrol-Neodesha Project

- **Current Ownership Position**
  - 10,000 Gross Acres
  - 100% WI
  - 79.5% NRI

- **Resources/Reserve Est.**
  - 9.1 Bcf Proven
  - Field Production Ave. 2,800 Mcfd
  - Gas Gathering (60 miles)/Compression
  - Sales into Southern Star Pipeline

- **Operations**
  - 104 Production Wells
  - 8 SWD Wells
  - 50-100 New Well Locations



Wilson County

Neosho County


Petrol Oil & Gas, Inc.



Osage County

Lyon County

Coffey County

Anderson County

Coal Creek Project

Kansas

Petrol-Neodesha



Petrol Oil & Gas, Inc.



Coal Creek Project

- **Current Ownership Position**
  - 92,000 Net Acres
  - 100% WI
  - 84.375% NRI

- **Resources/Reserve Est**
  - 3P ~ 175 Bcf
  - Proved 3.2 Bcf
  - 3 Major Interstate Pipelines

- **Operations**
  - 49 CBM Wells
  - 5 SWD Wells
  - 20 Miles of Gas Gathering Lines
  - Compressors and Gas Processing



 **Petrol Oil & Gas, Inc.**



Pomona Gas Project

- **Current Position**
  - 36,000 Gross Acres
  - 100% WI
  - 84.375% NRI

- **Resources/Reserve Estimates**
  - Possible CBM/Shale Reserves
  - Proven Conv. Gas Reserves
  - 2 Major Interstate Pipelines

- **Operations**
  - 13 Conv. Wells
  - 1 SWD Well
  - Several Miles of pipeline



Osage County

Franklin County

Anderson County



Petrol Oil & Gas, Inc.



Missouri Project

- **Current Position**
  - 15,000 Gross Acres
  - 100% WI
  - 84.375% NRI

- **Resources/Reserve Estimates**
  - Possible CBM/Shale Reserves
  - Very Shallow CBM/Shale Gas Reserves
  - Gassy Coals/Shales Drill Cuttings
  - 1 Major Interstate Pipeline

- **Operations**
  - 5 Exploratory Wells
  - Extremely Low Well Costs

* McCune Engineering Reserve Report Dec 31, 2004



Cass County

Bates County



Petrol Oil & Gas, Inc.

Corporate Development Strategy



Near Term Growth Strategy

Petrol-Neodesha
Area of Extensive CBM Production



- 4.3 Bcf PDP
- 4.8 Bcf PUD's
- Infill Drilling Program
  - 13 New Wells in 2005.
  - 17 New Wells in 2006.
  - 100% Successful

- Optimize Gas Gathering System for 50-100 New Wells

- Acquire Additional Nearby Mineral Leases





Petrol Oil & Gas, Inc.

Long Term Growth Strategy

Coal Creek Project

– Acquired $50 Million Debt Financing
– Initiated an Aggressive Development Program to Assess the Resource and Prove the Reserves
– Develop the Entire 92,000 Acre Project Area (> 1,000 wells)

– 45 production wells de-watering

– 2 Gas Gathering Pipelines Systems

– 5 SWD Wells and other Infrastructure.

– CBM Production Early 2007.




 

Petrol Oil & Gas, Inc.

Corporate Growth Summary

- Consolidated Several Project Areas Totaling ~165,000 acres with Excellent Growth Potential

- Acquired $50 Million in Debt Financing for Long Term Development of Coal Creek

- Continue to Develop PUDS in Neodesha for Near Term Revenue Growth.

- Coal Creek Development Can Significantly Enhance Long Term Revenue and Asset Value

- Applying for AMEX Trading

 Petrol Oil & Gas, Inc.



Petrol Revenues

UnAudited 2006

Revenues





Petrol Oil & Gas, Inc.

- **Market & Financial Information**

  - OTC BB: POIG

  - 29.0 MM Shares Issued & Outstanding

  - $15.4 MM Equity Market Cap

  - Last 7 Qtrs were Revenue Producing

  - Cash Flow Positive from Operations.

  - Filings Up to Date and On Time

 Petrol Oil & Gas, Inc.



Corporate Information Highlights

Corporate Hdqtrs:

Corporate Woods Bldg 31

9393 W. 110th Street Ste 500

Overland Park, KS 66210

Phone (913) 323-4925

Fax (913) 323-4926

- OTCBB:POIG

- Website – www.petroloilandgas.com

Kansas Field Offices:

401 Pearson Ave.

Waverly, KS 66871

Phone (785) 733-2158

Fax (785) 733-2187

110 E. 5th St.

Piqua, KS 66761

Phone (620) 468-2885

Fax (620) 468-2925

Rte 1

Thayer, KS 66776

Phone (620) 839-5911

Fax (620) 839-5912

Petrol Senior Management Team

- **Paul Branagan, President /CEO**
    - President & CEO since Company Inception in 2001
    - 30 yrs in Major R&D Projects involving Complex Gas Reservoirs
    - President of B&A Inc. Oil and Gas Consulting firm to clients such as Conoco, Mobil and CNPC in China.

- **W.T. (Bill) Stoeckinger, Geologist**
    - 40 yrs E&P Geologist
    - Worldwide CBM Expertise
    - 25 yrs Int'l E&P Chevron-Texaco

- **Gary Bridwell, Drilling/Production Field Manager**
    - 20yrs Field Production Supervision
    - Former Meritage CBM Explor/Development
    - Former Field Supervisor Stroud Oil
    - Owner/Operator Black Rain Energies



Petrol Oil and Gas Inc.

Thanks for Your Attention

Visit our Web Site at

www.petroloilandgas.com

IR Contact: RJ Falkner & Company

R Jerry Falkner, 800-377-9893

